UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 – K/A

AMENDMENT NO. 1

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Commission File No. 333-102931

Corpus Resources Corporation

Registrant's Name

1500 E. Tropicana Ave., Suite 100, Las Vegas, Nevada, 89119

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     ☑ Form 20-F     ☐… Form 40-F …

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes … No…X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Explanatory Note

This Form 6-K is amended in order to include Exhibit No. 99.3 – Pro Forma Consolidated Financial Statements as of December 31, 2009 (unaudited).  This Exhibit was not filed with the original filing as a result of filer error.

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated February 27, 2009

99.2

Agreement and Plan of Acquisition with Biokhan Co. Ltd.

99.3

Pro Forma Consolidated Financial Statements as of December 31, 2008 (unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPUS RESOURCES CORPORATION

(Registrant)

By

/s/ Jai Woo Lee

Jai Woo Lee,

President, Chief Executive Officer and Director

Date     April 17, 2009